Exhibit A

July 28, 2008	Trading Symbol – TSX-V: GOT

Golden Oasis Announces New Director

Vancouver, British Columbia ... Golden Oasis Exploration Corp. (TSX-V:GOT) announces that the Board of Directors has appointed Ken Sumanik of Vancouver, B.C. as an additional director of the Company.  Mr. Sumanik, P. Bio., joins the Board with numerous years of experience as a resource consultant and a specialist in environmental mining issues.  From 1989 to 1999, he was Vice-President of Environment and Land Use for the Mining Association of British Columbia and then served as Assistant to the Minister for Mining in British Columbia before his involvement with junior public companies listed on the TSX Venture and Toronto Stock Exchanges.

At the same Board meeting, the following committees and the composition of the committees were confirmed:

Audit Committee:

Gary Hawthorn, Chairman

Ken Sumanik

Robert Eadie

Compensation Committee:

Gary Hawthorn, Chairman

Ken Sumanik

Richard Kern

Golden Oasis is dedicated to the principles of environmentally sound mining practices and believes that environmental stewardship and mining can co-exist.  Details on the Company and its properties are available on SEDAR at www.sedar.com and the Company’s website at www.goldenoasis.ca.

ON BEHALF OF THE BOARD

Signed "Robert Eadie"
Robert Eadie, Chief Executive Officer and Director

For further information, please contact: Robert Eadie
Telephone: 1-604-602-4935 / Toll Free: 1-866-602-4935
Facsimile: 1-604-602-4936 / Website: www.goldenoasis.ca

The TSX Venture Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.

750 - 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada  V6C 3B6
Telephone:  (604) 602-4935  Fax:  602-4936  Website:  www.goldenoasis.ca  E-mail:  talk@goldenoasis.ca